Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated June 5, 2017

Supplementing the Preliminary Prospectus Supplement, dated June 5, 2017

Registration No. 333-211523

TRI Pointe Group, Inc.

$300,000,000 5.25% Senior Notes due 2027

Pricing Supplement

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

The aggregate principal amount of notes to be issued in the offering increased from $250,000,000 to $300,000,000. The increased amount of $50,000,000 will be funded to the balance sheet and be used for general corporate purposes. The information in the Preliminary Prospectus Supplement (including, but not limited to, the financial information in the capitalization table and use of proceeds) is deemed to have changed to the extent affected by the increase in the size of the offering of the Notes.

Issuer	TRI Pointe Group, Inc.

Title of Securities	5.25% Senior Notes due 2027

Aggregate Principal Amount	$300,000,000, which represents an increase of $50,000,000 from the offering size in the Preliminary Prospectus Supplement.

Maturity Date	June 1, 2027

Coupon	5.25%

Public Offering Price	100.00% plus accrued interest, if any, from June 8, 2017

Yield to Maturity	5.25%

Spread to Benchmark Treasury	+308 basis points

Benchmark Treasury	2.375% due May 15, 2027

Interest Payment Dates	June 1 and December 1 of each year, beginning on December 1, 2017

Record Dates	May 15 and November 15 of each year

Optional Redemption	Make-whole call at T+50 bps. Par call on or after December 1, 2026 (six months prior to the maturity date of the notes)

Underwriting Discount	1.00%

Trade Date	June 5, 2017

Settlement Date	June 8, 2017, (T+3)

Expected Ratings	Ba3/BB-

CUSIP/ISIN Numbers	CUSIP: 87265H AF6	ISIN: US87265HAF64

Joint Book-Running Managers	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Co-Managers	Fifth Third Securities, Inc. Zelman Partners, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents TRI Pointe Group, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling J.P. Morgan Securities LLC at 1-866-803-9204 or at the following address: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179.

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